March 14, 2006

Submitted Via Edgar

Securities and Exchange Commission

450 Fifth Street, NW

Washington, D.C. 20549

Attention:                                         Mr. Larry Spirgel

Ms. Kathryn Jacobsen

Re:	Tellabs, Inc.
Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 15, 2005
Form 10-Q for the Quarter Ended September 30, 2005
Filed November 9, 2005
File No. 0-9692

Ladies and Gentlemen:

The purpose of this letter is to formally respond to the comments in your letter to us dated January 26, 2006 and document the information we communicated verbally to you during the phone conference on February 13, 2006. In addition, following our responses is information regarding recent changes in our internal management structure and the changes in segment reporting we plan to make as a result of those management changes.

The following are responses to the specific comments contained in your January 26th letter.

Critical Accounting Policies

Goodwill, page 23

Comments:

1.               We reviewed the information provided to us with respect to the year ended December 31, 2005 and note that your CODM regularly reviewed operating results by product line. More specifically, we note your separate presentation of revenues, gross profit, operating expenses and operating profit for your Core product line, BBNS product line, Access Product line, and Services.  In this regard, we refer you to page F318 of Section F of your correspondence that is entitled “Tellabs Consolidating P&L – Q3, 2005.”  Accordingly, it appears to us that each of the above meets the definition of an operating segment as detailed in paragraph 10 of SFAS 131. Please advise or revise.

2.               If you believe that some of your operating segments for the year ended December 31, 2005 can be aggregated, please provide us with your analysis of paragraph 17 of SFAS 131. Further, provide us with a detailed analysis of paragraphs 17-24 that supports your determination of your reportable segments.

3.               As a result of our review of the information provided to your CODM as addressed in our comments above, we believe that you should reconsider your evaluation of your reporting units for the year ended December 31, 2005 under the guidance in paragraph 30 of SAFS 142 and EITF D-101. Please advise or revise.

Response to Comments 1, 2 & 3:

During the February 13th phone conference our CEO (our CODM) explained how he managed our business on a consolidated basis and not on a segment basis in 2005 or 2004. Our CEO stated that one of the reasons he reviews the business this way is because of significant overlap among our products and customers driven by the types of products we sell and convergence of technologies.

As a result of his view of the business from a consolidated basis, he did not hold his staff accountable for results on a segment basis including profit and loss. In fact, he assessed the performance of his direct reports on the basis of overall corporate performance, which is how their bonuses were determined. Further, Tellabs’ Board of Directors did not receive any type of segment profitability reports. We recognize, as you noted in your January 26th letter, that three times in 2005 our CEO received a report as part of a package of materials at operations review meetings that contained consolidating results for three product groups and one service group. However, as our CEO stated, the meetings were brief, generally around two hours in length, and he did not use those reports or the data they contained to measure business performance, or to make resource allocations or to compensate the executives responsible for the groups. He further stated that the most important activity for him in managing the business is his bi-weekly staff meetings wherein the focus is on consolidated results. For these reasons, we determined that for all of 2005 we had one operating segment.

Comment:

4.               With respect to the information provided to us with regard to the year ended December 31, 2004, please:

•                  Tell us whether you provided your CODM with a report similar to the “Tellabs Consolidating P&L – Q3, 2005” report on an actual basis.

•                  Tell us if you provided your CODM with reports on an actual basis with respect to the detailed reports provided to us in “2004 Section F-Tab 1 through Tab 31.”

Response:

We did not provide our CODM a report similar to the “Tellabs Consolidating P&L – Q3, 2005” report on an actual basis. Likewise, we did not provide our CODM with reports on an actual basis with respect to the detailed reports provided to you in “2004 Section F-Tab 1 through Tab 31.

Comments:

5.               Based on our review of the information provided to us with respect to the year ended December 31, 2004, it appears that the CODM regularly reviewed the operating results of two or more overlapping sets of components. We refer you to Section F of your correspondence provided to us. More specifically, we note the separate presentation of information for 1) products and services, including Transport products, Access and VQE Products, Miscellaneous, and Services; and 2) geographic information including North American and possibly EMEA, Asia Pacific and Latin America. It is unclear to us whether there were segment managers responsible for product lines or segment managers responsible for geographic information.

•                  Tell us in detail how you evaluated paragraph 15 of SFAS 131 with respect to a matrix form of organization where certain mangers are responsible for different products and service lines…while other managers are responsible for specific geographic areas.

•                  At a minimum, it appears to us that you had more than one operating segment that would meet the definition as detailed in paragraph 10 of SFAS 131. Please advise or revise.

6.               If you believe that some of your operating segments for the year ended December 31, 2004 can be aggregated, please provide us with your analysis of paragraph 17 of SFAS 131. Further, provide us with a detailed analysis of paragraphs 16-24 that supports your determination of your reportable segments.

7.               As a result of our review of the information provided to your CODM as addressed in our comments above, we believe that you should reconsider your evaluation of your reporting units for the year ended December 31, 2004 and prior periods under the guidance in paragraph 30 of SFAS 142 and EITF-D-101. Please advise or revise.

Response to Comments 5, 6 & 7:

Confirming the information our CEO provided to you during the phone conference on February 13th, in 2004 our CODM managed and measured the business and made resource allocation decisions based on a consolidated view of the Company’s results. As stated above, he did not hold his staff accountable for results on a segment basis, including profit and loss. Further, Tellabs’ Board of Directors did not receive any type of segment profitability reports. We recognize, as you noted in your comment letter, that the Company prepared certain financial analysis of operations that provided a view of our results on both a product and regional basis. However, as our CEO stated, he did not use the product or regional information contained in those reports to measure business performance or to make resource allocations. He further stated that the most important activity for him in managing the business was his bi-weekly staff meetings wherein the focus was on consolidated results. For these reasons, we determined that for all of 2004 we had one operating segment.

Business Changes and the Impact on Segment Reporting

Our CEO recently reorganized the Company’s internal management structure around two product groups and one services group. As a result of the reorganization, all products are now managed by two executive vice presidents who report to the CEO. One has responsibility for a group of products that we refer to as Transport Products and the other has responsibility for products we call Broadband Products. The executive vice president previously responsible for our services offerings continues to own that responsibility. In addition to these changes, our CEO created a new position – executive vice president and chief technology officer – that has global responsibility for Tellabs’ technology strategy. The other direct reports to our CEO are unchanged: EVP & chief financial officer; EVP, chief administrative officer & general counsel; EVP & chief information officer, EVP for global operations; and EVP for global sales and services.

We included in the reorganization a revision of internal management reports, e.g. the reports provided to the CEO at his bi-weekly review meetings and strategy sessions. In the future, these reports will include performance metrics pertaining to the product groups mentioned above.

We have examined the impact of the reorganization and the changes in the way the CODM will be managing and measuring the business and we concluded that it is likely that each of the two product groups and the services group will constitute operating segments as defined in SFAS 131. Therefore, beginning in the first quarter of 2006, we plan to begin reporting our results in three segments: transport products, broadband products and services. Our disclosures would comply with the requirements of SFAS 131, including:

•             Types of products and services from which each segment derives its revenues.

•             A measure of profit or loss and total assets for each segment. We have not concluded on the precise measure of profit and loss.

•             Revenues from external customers.

•             An explanation of the measurements of segment profit or loss and segment assets for each reportable segment.

•             The nature of any differences between the measurements of the reportable segments’ profits or losses and our consolidated income before income taxes, extraordinary items, discontinued operations, and the cumulative effect of changes in accounting principles.

•             The basis of accounting for any transactions between reportable segments.

•             The nature of any differences between the measurements of the reportable segments’ assets and the enterprise’s consolidated assets (if not apparent from the reconciliations described in paragraph 32 of SFAS 131).

•             The nature of any changes from prior periods in the measurement methods used to determine reported segment profit or loss and the effect, if any, of those changes on the measure of segment profit or loss.

•             The nature and effect of any asymmetrical allocations to segments.

•             Reconciliation of the total of the reportable segments’ revenues to our consolidated revenues.

•             Reconciliation of the total of the reportable segments’ measures of profit or loss to our consolidated income before income taxes, extraordinary items, discontinued operations, and the cumulative effect of changes in accounting principles.

In addition, we are aware of the requirement under SFAS 142 to determine our reporting units and test goodwill for impairment on the basis of the goodwill allocated to those reporting units. We have not yet determined our reporting units, but we will complete our determination and measure goodwill impairment in time to report the results in our Form 10-Q for the first quarter of 2006.

Sincerely,

/s/ James A. Dite
James A. Dite
Vice President & Controller
(Principal Accounting Officer and
Duly authorized officer)